Universal Corporation

1501 North Hamilton Street

Richmond, Virginia 23230

February 27, 2009

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Attention: Juan Migone

         Division of Corporation Finance

Re:	Universal Corporation
Form 10-K for the fiscal year ended March 31, 2008
Filed May 30, 2008
File Number 001-00652

Dear Mr. Migone:

As Controller and Principal Accounting Officer of Universal Corporation, a Virginia corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated February 13, 2009 (the “Commission Comment Letter”). When used in this letter, the “Company,” “we,” “us,” and “our” refer to Universal Corporation.

Set forth below are the responses of the Company to the comments of the Staff. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company.

If a comment has requested the Company provide the Staff with additional information so that the Staff may better understand the Company’s disclosure, it is set forth after the applicable comment. The Company confirms that it will comply with all other comments in future filings as set forth below.

Securities and Exchange Commission

February 27, 2009

Form 10-K for the fiscal year ended March 31, 2008

Cover

1.	In future filings, please include the complete registration file number on the cover to the Form 10-K.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we will include the complete registration file number (001-00652) on the cover of the Annual Report on Form 10-K in all future filings.

Item 7-Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

2.	We note you have three reportable segments. We also note that you have included the results of unconsolidated affiliates in segment reporting income, but not in consolidated operating income, in note 14 of your financial statements. Therefore, in order to provide a better understanding of the factors underlying the changes in your results of operations, please revise your discussion to focus on each of your reportable segments separately from the discussion of your consolidated operating results. See Item 303(a) of Regulation S-K for guidance.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future filings with the Commission, our Results of Operations discussion will focus on each reportable segment separately from the discussion of our consolidated operating results.

3.	Additionally, we note that your discussion of results of operations is limited to the context of income from continuing operations, which does not address your sales or expenses directly. However, we believe your disclosures should be supplemented with, or preferably replaced by, a discussion and analysis of sales and costs on a stand-alone basis (not in the context of income from continuing operations) for each segment and as a whole. Further, we believe such disclosure should include separate quantification and discussion of changes in significant components of costs of revenues.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future filings with the Commission, our Results of Operations discussion will be revised to discuss sales and costs on a standalone basis for each reportable segment and as a whole. This discussion will separately quantify and discuss changes in significant components of costs and revenues.

Securities and Exchange Commission

February 27, 2009

Item 8-Financial Statements and Supplementary Data

Consolidated Statements of Income, page 33

4.	Your current presentation does not appear to comply with Rule 5-03(13) of Regulation S-X. As such please provide us with significant support for your current presentation of equity in pretax earnings of unconsolidated affiliates.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we provide the following additional information to the Staff related to our investments in unconsolidated affiliates, our presentation of equity in the earnings of those affiliates in our consolidated financial statements, and our interpretation of the accounting and reporting guidance applicable to this area. From a historical perspective, we reported equity earnings from unconsolidated affiliates on an after-tax basis in our consolidated financial statements through our fiscal year 1997. During fiscal year 1998, we formed Socotab, L.L.C., an oriental tobacco joint venture, with a closely-held business partner in Europe. To form the joint venture, we contributed our ownership in oriental tobacco operations in Turkey, and our partner contributed oriental tobacco operations it owned in Turkey and several other European countries. We received a 49% ownership interest in the newly-formed venture, with our business partner owning 51%. Considering the respective ownership interests and all other factors relevant to the accounting and reporting for the joint venture investment, we determined that application of the equity method under Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”), was appropriate. At that time, we changed our reporting presentation to show our equity in the earnings of unconsolidated affiliates on a pretax basis in our consolidated income statement. With this presentation change, our equity in the income tax expense recorded on Socotab’s books, plus the additional U.S. tax expense accrued on Socotab’s earnings expected to be distributed to us and repatriated to the United States, were recorded in income tax expense in our consolidated income statement. We adopted this presentation change for the following reasons:

1.	Socotab’s operations are in our core business. Oriental tobaccos are a key component of American blend cigarettes, and the major customers buying those tobaccos from Socotab are largely the same ones that buy other types of American blend tobaccos from our various consolidated subsidiaries. Our management believed at that time, and continues to believe today, that this approach provides better consistency and a clearer presentation of our interest in the oriental tobacco operations as a component part of our larger tobacco business.

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February 27, 2009

2.	Our investments in unconsolidated affiliates other than Socotab were immaterial, and they remain so today; therefore, the amounts reported for unconsolidated affiliates in our financial statements relate almost entirely to the investment in Socotab.

3.	Internal management reporting to our chief operating decision-maker was, and continues to be, based on equity in the pretax earnings of our unconsolidated affiliates. Accordingly, the presentation of financial results for our reportable operating segments under the guidance in FASB Statement No. 131 includes the equity in earnings of unconsolidated affiliates on a pretax basis.

4.	Socotab’s operations are based primarily outside the U.S., and it declares annual dividends to distribute all or most of its earnings to its shareholders. We assume repatriation of our share of Socotab’s earnings and provide U.S. federal income taxes on those earnings at the 35% U.S. corporate tax rate, net of the foreign tax credit we expect to realize on our allocated share of the income taxes Socotab pays outside the United States. In presenting equity in earnings of unconsolidated affiliates on a pretax basis, both the foreign and domestic income taxes applicable to our investment in Socotab are reported in income tax expense. Our management believed at the time, and continues to believe today, that this presentation is clearer and more easily understood by investors and analysts.

Before adopting this change in reporting presentation during fiscal year 1998, we considered the applicable accounting and reporting guidance. Rule 5-03(13) of Regulation S-X addresses the income statement line item for “equity in earnings of unconsolidated subsidiaries and 50 percent or less owned persons”. In the sequence of line items outlined in Rule 5-03 of Regulation S-X, this line follows pretax earnings, income taxes, and minority interest, and it comes before income from continuing operations. As such, we agree with the presumption that equity in earnings of unconsolidated subsidiaries is reported based on the after-tax earnings of the unconsolidated entity, and we acknowledge that is the common practice. However, Rule 5-03(13) does state specifically for reporting equity in earnings of unconsolidated affiliates that “if justified by the circumstances, this item may be presented in a different position and a different manner” (emphasis added). In addition, APB 18, paragraph 19.c., states that “the investment(s) in common stock should be shown in the balance sheet of an investor as a single amount, and the investor’s share of earnings or losses of an investee should ordinarily be shown in the income statement as a single amount…” (emphasis added). Based on this guidance, we believed during fiscal year 1998, and we continue to believe, that companies are permitted to modify their income statement presentation for equity in earnings of unconsolidated affiliates when factors support a different presentation.

We believe investors and analysts fully understand our reporting presentation, and they have never raised any questions or issues with it over the eleven year period it has been used. We believe it would be confusing to financial statement users to change the presentation at this time. Our responses to the Staff’s comments numbered 5, 6, 7, and 10 that follow in this letter provide further information regarding our investments in unconsolidated affiliates and our related reporting presentation. As previously noted, we

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February 27, 2009

believe that our current income statement presentation continues to be clearer and more understandable to readers of our financial statements. If the Staff concurs with our preference to continue this presentation, then we will include a reconciliation of our equity in the pretax earnings of unconsolidated affiliates to the related after-tax amounts in the notes to the consolidated financial statements in all future annual filings with the Commission on Form 10-K, similar to the table provided below in our response to the Staff’s comment number 6.

5.	Based on the amounts reported on your consolidated statements of cash flows, it appears that your equity in the net income of the unconsolidated affiliates differs significantly from the equity in pretax earnings of unconsolidated affiliates as reported on the consolidated statements of income. Please tell us why you believe it is appropriate to report your share of the earnings of unconsolidated affiliates on a pretax basis prior to the subtotal for “income before taxes and other items”, while the tax impact associated with these unconsolidated affiliates is reported within “income taxes”. In this regard, we note your presentation is not consistent with your presentation of your minority interests, net of income taxes.

Response:

We acknowledge the Staff’s comment. We refer to our response to the Staff’s comment number 4 above for a detailed explanation of our belief that it is appropriate to report our share of the earnings of unconsolidated affiliates on a pretax basis before the subtotal for “income before taxes and other items”, while the tax impact associated with our unconsolidated affiliates is reported within “income taxes”.

With respect to the presentation of minority interests, net of income taxes, in our consolidated income statement, we do not interpret the relevant guidance in Accounting Research Bulletin No. 51, FASB Statement No. 94, and Rule 5-03(14) of Regulation S-X to allow alternative presentations. Our minority interests are significantly smaller than our investments in unconsolidated affiliates. Additionally, the primary reasons that we believe it is appropriate to present equity in the earnings of unconsolidated affiliates on a pretax basis do not apply to our minority interests (for example, consistency with internal management reporting and segment reporting). Further, we will be adopting FASB Statement No. 160, “Noncontrolling Interests in Financial Statements – an amendment of ARB No. 51”, at the beginning of our upcoming fiscal year 2010 (i.e., April 1, 2009), which will mandate changes in the income statement and balance sheet presentations for minority interests.

Securities and Exchange Commission

February 27, 2009

Consolidated Statements of Cash Flows, page 36

6.	Please provide us with a reconciliation of your reported equity in net income of unconsolidated affiliates, net of dividends, to the equity in pretax earnings of unconsolidated affiliates as reported in your consolidated statements of income. Also, consider the need to present such a reconciliation in future filings.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, the following table provides a reconciliation of our equity in the pretax earnings of unconsolidated affiliates, as reported in our consolidated statements of income, to our equity in the net income of unconsolidated affiliates, net of dividends, as reported in our consolidated statements of cash flows for the fiscal years ended March 31, 2008, 2007, and 2006:

	Fiscal Year Ended March 31,
	2008	2007	2006
Equity in pretax earnings of unconsolidated affiliates reported in the consolidated statements of income	$13,500,347	$14,234,698	$14,139,900
Equity in income taxes of unconsolidated affiliates	2,943,784	2,274,463	3,960,576

Equity in net income of unconsolidated affiliates	10,556,563	11,960,235	10,179,324
Less: Dividends received on investments in unconsolidated affiliates *	(11,164,276)	(10,806,915)	(21,845,071)

Equity in net income of unconsolidated affiliates, net of dividends	(607,713)	1,153,320	(11,665,747)
Reconciling item in 2007 **	—	(500,000)	—

Equity in net income of unconsolidated affiliates, net of dividends, reported in the consolidated statements of cash flows	$(607,713)	$653,320	$(11,665,747)

*	In accordance with FASB Statement No. 95, all dividends received from unconsolidated affiliates accounted for on the equity method represent a return on capital (i.e., a return of earnings on a cumulative basis) and are presented as operating cash flows.
**	A $500,000 adjustment to equity in the pretax earnings of unconsolidated affiliates was incorrectly recorded as selling, general, and administrative expense in the income statement in fiscal year 2007. It should have been reported in equity in the pretax earnings of unconsolidated affiliates. The amounts reported in the consolidated statement of cash flows are correct.

As noted above in our response to the Staff’s comment number 4, if the Staff concurs with our preference to maintain our current presentation of equity in the earnings of unconsolidated affiliates on a pretax basis, then we will include this or a similar reconciliation in the notes to the consolidated financial statements in all future annual filings with the Commission on Form 10-K.

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February 27, 2009

Notes to Consolidated Financial Statements

Investment in unconsolidated affiliates, page 40

7.	Please tell us the relative contribution to equity in pretax earnings by each of your unconsolidated affiliates and provide us with a summary of your analysis of significant unconsolidated affiliates as defined by Article 1-02(w) of Regulation S-X.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, the following table sets forth the actual and relative contribution to equity in pretax earnings of unconsolidated affiliates by each unconsolidated affiliate:

	Fiscal Year Ended March 31,
	2008		2007		2006
Unconsolidated Affiliate	Equity in Pretax Earnings	Percent of Total	Equity in Pretax Earnings	Percent of Total	Equity in Pretax Earnings	Percent of Total
Socotab, L.L.C.
• Equity in reported pretax earnings of Socotab	$12,440,937	92.1%	$16,215,778	113.9%	$14,678,068	103.8%
• Intercompany profit elimination adjustment on tobacco purchased from Socotab	1,102,667	8.2%	(1,977,359)	(13.9)%	—	—%

Net Socotab	13,543,604	100.3%	14,238,419	100.0%	14,678,068	103.8%

Other Unconsolidated Affiliates
C.I. Tairona, S.A.	(37,518)	(0.3)%	(460)	—%	(302.932)	(2.1)%
Baikam Co., Ltd.	770	—%	(729)	—%	(480,284)	(3.4)%
Thai-Am Tobacco, Ltd.	(6,509)	—%	(2,532)	—%	236,241	1.7%
Unistar Land & Property Corp.	—	—%	—	—%	8,807	—%

Total	$13,500,347	100.0%	$14,234,698	100.0%	$14,139,900	100.0%

With the exception of Socotab, all of our other unconsolidated affiliates are principally dormant or in the process of liquidation.

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February 27, 2009

In addition, in response to the Staff’s comment, the following table sets forth our analysis of significant unconsolidated affiliates for our investment in Socotab, L.L.C., as defined by Article 1-02(w) of Regulation S-X:

Tests of Significance	Fiscal Year Ended March 31,
	2008	2007	2006
Investment Test	5.0%	4.0%	2.8%
Asset Test	10.0%	6.2%	4.0%
Income Test	6.9%	12.0%	10.1%

Since at least one of the tests of significance met or exceeded the 10% threshold set forth in Article 1-02(w) and none exceeded the 20% threshold, we provided summarized financial information for Socotab, L.L.C. in the notes to our consolidated financial statements for each of the three years shown above, as required under Article 4-08(g) of Regulation S-X.

Revenue Recognition, page 44

8.	Your revenue recognition policy should be expanded to address the effect of your specific business processes on your revenue recognition policies. For example, you state that a majority of your revenues are recognized based on physical transfer of products to customers. However, it is not clear whether physical transfer of products to customers entails recognizing revenues at the shipping point or upon delivery and acceptance of the product by your customers. Additionally, we note that, in your Form 10-K for the fiscal year ended March 31, 2007, you state that accounts receivable increased due to late shipments of African Tobaccos. Please explain to us how you recognize revenue in connection with “late shipments.”

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we provide the following additional information to the Staff regarding our sales process and our revenue recognition policies. The majority of our sales are to major multinational manufacturers of consumer tobacco products. We work closely with these customers on an ongoing basis to understand and plan for their requirements for volumes, styles, and grades of leaf tobacco from the various growing regions in which we operate. In these growing regions, in succession, tobacco is harvested by farmers, delivered to our factories or buying stations, processed to meet customer or general trade specifications, and packed for shipment. We have extensive coordination with the customers to determine and satisfy their requirements for physical shipment of packed tobacco prior to shipment. In most cases, the customers request shipment within a relatively short period of time after the tobacco is packed. The customers also specify, in sales contracts and in shipping documents, the precise terms for transfer of title and risk of loss for the tobacco. The timing of title transfer varies from customer to customer. Even with the same

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customer, the timing of title transfer can vary depending on the geographic origin from which the tobacco is shipped, and it can also vary from shipment to shipment based on the contractual requirements with the customer. In some cases, the sales terms transfer title at the shipping point. In other cases, transfer of title occurs upon delivery and acceptance of the tobacco by the customer. We recognize revenue and cost of sales at the point when actual title to the tobacco transfers to the customer per the legal documents.

We have considered the guidance in Staff Accounting Bulletin 104 – Revenue Recognition, Topic 13.A.3.b. (“SAB 104”) regarding customer acceptance as it relates to revenue recognition. Question 1, part d. under Topic 13.A.3.b. addresses the effects of “customer-specific acceptance provisions” on revenue recognition and states, “while formal customer sign-off provides the best evidence that these acceptance criteria have been met, revenue recognition also would be appropriate, presuming all other revenue recognition criteria have been met, if the seller reliably demonstrates that the delivered products or services meet all of the specified criteria prior to customer acceptance. For example, if a seller reliably demonstrates that a delivered product meets the customer-specified objective criteria set forth in the arrangement, the delivery criterion would generally be satisfied when title and the risks and rewards of ownership transfers unless product performance may reasonably be different under the customer’s testing conditions specified by the acceptance provisions”. As noted above, based on the nature of our product and our ongoing coordination with customers, we believe that we objectively and reliably demonstrate that we consistently meet our customers’ product requirements. Over our 100-year history, customer returns and rejections have been minimal. Based on the guidance in SAB 104, we believe that we are recognizing revenue appropriately when title transfers because we have met all other revenue recognition criteria at that point and can reliably demonstrate that delivered products meet the customer-specified criteria.

The Staff’s comment regarding late shipments of African tobaccos makes reference to the following disclosure under the “Working Capital” discussion in the “MD&A—Liquidity and Capital Resources” section of the Company’s Form 10-K for the fiscal year ended March 31, 2007: “Accounts receivable increased by about $48 million. Much of the increase was due to late shipments of African tobaccos, which had been delayed by heavy traffic at the port of Beira in Mozambique.” References to “late shipments” in our disclosures typically refer to situations where shipping of a crop from a particular origin or growing region has occurred (or will occur) later than is normally the case for that region. These situations most commonly exist for two reasons: (1) because the customer requests that shipments be delayed (typically due to changes in manufacturing requirements or the availability of storage for the product), or (2) because of issues encountered with the reliable and efficient transportation of the packed tobacco (for example, delays due to port congestion or the availability of ocean shipping containers). Weather-related delays in growing and harvesting tobacco crops, as well as delays in farmer deliveries of green tobacco, also occur and sometimes lead to late shipments of tobacco to customers, but these are usually less significant than customer-directed or transportation-related shipment delays. Customers maintain desired durations of processed tobacco inventory, allowing them to accommodate shipping delays without

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February 27, 2009

disruption to their manufacturing processes. Our revenue recognition practices are not altered in any way by the occurrence of shipping delays. While revenue may be recorded in a later reporting period than originally anticipated, in all cases it is recognized for accounting purposes only at the time that title and risk of loss passes to the customer, as specified in the relevant customer contracts and shipping documents. With respect to the disclosure in our Form 10-K for the fiscal year ended March 31, 2007, the port congestion in Africa delayed significant shipments from Mozambique until late in the fourth quarter of fiscal year 2007. With normal customer credit terms, trade accounts receivable balances for those shipments were not collected until the first quarter of fiscal year 2008, whereas the comparable shipments in the previous year occurred earlier and the related accounts receivable were collected prior to our fiscal year end.

In future filings with the Commission on Form 10-K, we will revise our disclosures related to our revenue recognition policies to better explain the timing of revenue recognition with respect to the physical transfer of packed tobacco to customers.

9.	Additionally, you state that you process tobacco owned by your customers and that revenue is recognized when processing is completed. In this regard, please tell us and revise your future filings to indicate the payment structure (e.g. upfront or upon delivery) as well as to clarify whether your customers have a right to inspect the final product prior to acceptance or whether they bear the risk of loss associated with a defective, spoiled or damaged crop.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we provide the following additional information to the Staff regarding the processing of tobacco owned by our customers and our revenue recognition policies related to those services. Most of our revenue consists of tobacco that is purchased from farmers, processed and packed in our factories, and then sold to third-party customers. In the United States, two of our major customers contract directly with farmers, purchase the tobacco from those farmers when it is harvested, and then deliver it to us for processing and packing. The revenues earned from these arrangements represent approximately 4% of our total sales and other operating revenue. Processing and packing of leaf tobacco is a short-duration process. Under normal operating conditions, raw (green) tobacco that is placed into the production line exits as processed/packed tobacco within one hour. Once the tobacco is packed, our processing is complete, the packed tobacco is staged for pick-up and transport to the customers’ storage facilities, and we recognize the revenue associated with the processing services. Under the payment structure for these services, both customers are invoiced on a weekly basis for processing completed the previous week, and both customers remit payment for amounts invoiced within five business days. Risk of loss related to processing of tobacco owned by these customers is dependent on the particular factors responsible for the loss. Since the customer owns the product, losses attributable to tobacco that is defective, spoiled, or damaged at the time it is delivered to us are borne by the customer. If tobacco is damaged during processing, or if processing is not completed according to customer specifications, we can be exposed to a claim for

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loss from the customer. The processing agreements with both customers grant them reasonable access to our processing facilities to audit compliance with quality assurance programs, to observe actual processing, and to inspect tobacco received, processed, and packed under the agreements. The customers also have the right to make valid claims based on inspection of the packed tobacco at any time following delivery to the customer up to the point that the tobacco is utilized by the customer in a cigarette manufacturing process. Because of aging requirements for the tobacco and the inventory durations customers typically hold, utilization in the cigarette manufacturing process can occur several years after the packed tobacco is delivered to the customer. We have not experienced any claims or refunds of processing charges from these customers since the inception of their processing arrangements beginning in fiscal year 2002. Should we experience a problem of this nature in the future, we will work with the customer to establish the cause and determine financial responsibility for the loss consistent with the applicable customer processing agreement.

In future filings with the Commission on Form 10-K, we will revise our disclosures related to our revenue recognition policies to better explain the timing of revenue recognition with respect to processing of tobacco owned by our customers.

Note 13-Commitments and Other Matters

Investments in Socotab L.L.C., page 72

10.	With respect to your share of the earnings of Socotab, please tell us how your 49% share of Socotab’s net income of $20,470,000, $27,039,000 and $21,957,000 for the fiscal years ended March 31, 2008, 2007, 2006 respectively, is reflected in your financial statements.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, the following table sets forth the presentation of our 49% share of the net income of Socotab in our financial statements for the fiscal years ended March 31, 2008, 2007, and 2006:

	Fiscal Year Ended March 31,
Financial Statement Presentation	2008	2007	2006
Included in the line “equity in pretax earnings of unconsolidated affiliates” in the consolidated statements of income (49% of Socotab’s pretax earnings)	$12,440,937	$16,215,778	$14,678,068
Included in the line “income taxes” in the consolidated statements of income (49% of Socotab’s income tax expense)	2,557,851	2,966,539	3,919,384

Net (49% of Socotab’s net income)	$9,883,086	$13,249,239	$10,758,684

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February 27, 2009

Schedule 14A

Compensation Discussion and Analysis, page 13

11.	In future filings, please revise to disclose in your Compensation Discussion & Analysis all performance targets that must be achieved in order for your executive officers to earn all components of their compensation. We note that you set performance targets for components of Long-Term Equity Participation but have not disclosed it here. To the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, to the extent the disclosure required by Item 402(b) of Regulation S-K (“Regulation S-K”) promulgated under the Securities Exchange Act of 1934, as amended, is required in future filings, we will disclose the performance targets of the components of target overall compensation of our named executive officers in the Compensation Discussion & Analysis section of our 2009 proxy statement, including those components of our Long-Term Equity Participation (“LTEP”) program. We believe that the performance targets of all components of target overall compensation of our named executive officers required by Item 402(b) of Regulation S-K were disclosed in the Compensation Discussion & Analysis section of the 2008 proxy statement.

The LTEP program consists of three components, each representing one-third of the target value of the equity awards under the LTEP program: SARs, restricted stock units and Performance Shares. The restricted stock units are subject only to service-based vesting, and the SARs are subject to service-based vesting and their value varies based on the performance of our common stock. The target levels for the Performance Shares are based on our average adjusted earnings per share (the “target levels”) over a three-year performance period, as disclosed in the our 2008 proxy statement. For example, the target levels for the Performance Shares issued in fiscal year 2009 are determined by reference to a three-year performance period, covering fiscal years 2009-2011. For the reasons discussed below, we do not believe that disclosure of such target levels is appropriate until the end of the three-year period.

We intend to disclose the target level for each Performance Share grant at the expiration of the corresponding three-year performance period. Target levels are not set for individual years, so we cannot disclose whether target levels are achieved before the end of the entire three-year performance period. The Performance Shares component of the LTEP program is intended to reward performance over a multi-year period in order to provide long-term financial incentives to the named executive officers. As such, the target levels are based on a cumulative performance period of three fiscal years.

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We believe that disclosing the target levels for the three-year cumulative performance period before the end of the period (the “Confidential Information”) would result in substantial competitive harm to the Company, because such information is confidential in nature. The target levels are set as adjusted earnings per share levels over a three-year period, and as such they represent our evaluation of our future performance and earnings during the performance period. This information is not otherwise provided by us, and our competitors do not publicly disclose such information either. Our disclosure of this information, therefore, would give our competitors a competitive advantage and result in substantial competitive harm to us.

Under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), and the Commission’s rules adopted thereunder, 17 C.F.R. § 200.80, “. . . commercial or financial information obtained from a person and . . . confidential” is exempt from public disclosure. 5 U.S.C. § 552(b)(4); 17 C.F.R. § 200.80(b)(4). While the Commission has not further interpreted the scope of the exemption for confidential financial information, the courts have elaborated on the scope of the identical FOIA exemption. The analysis in these cases should apply to our determination to omit the Confidential Information from our proxy statement.

In National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) (National Parks I), the court stated that the exemption set forth in § 552(b)(4) of FOIA is available if the information in question “was of the kind ‘that would not generally be made available for public perusal’” (citation omitted) and if “disclosure will harm legitimate private or governmental interests in secrecy.” Id. at 770. The Court of Appeals for the Second Circuit has specifically held that the term “commercial,” as used in the FOIA, includes anything “pertaining or relating to or dealing with commerce.” American Airlines, Inc. v. National Mediation Bd., 588 F.2d 863, 870 (2d Cir. 1978). A commercial or financial matter is “‘confidential’ for purposes of the exemption if disclosure of the information is likely to have either of the following effects: (1) to impair the Government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained” (footnote omitted) Id. Since disclosure may be required by the federal securities laws, only the second issue is applicable in this case. The court explained that the exemption “may be invoked for the benefit of the person who has provided commercial or financial information if it can be shown that public disclosure is likely to cause substantial harm to his competitive position.” Id.

In National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976), the court applied its earlier ruling in National Parks I and explained that the parties seeking the exemption must prove that “(1) they actually face competition, and (2) substantial competitive injury would likely result from disclosure.” Id. at 679. The court noted that the party must show that disclosure “would be likely to cause substantial

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competitive harm” (emphasis added) but need not demonstrate actual damages. Id. at 683. In Burke Energy Corp. v. Dept. of Energy for U.S., 583 F. Supp. 507 (D. Kan. 1984), the court explained that:

The kind of substantial competitive harm that is likely to result is that the disclosure would permit competitors to acquire private information about [the company’s] pricing; would enable competitor’s to gain otherwise confidential information about [the company’s] financial situation; would enable competitors to solicit [the company’s] customers with competitive arrangements; and would without question adversely affect [the company] in many ways. Id. at 512.

We have not divulged, and do not plan to divulge, the Confidential Information to others, and we know of no other party that would divulge the Confidential Information. The Confidential Information would not normally be available to the public if not for our being required to disclose it pursuant to the proxy disclosure requirements. Revealing the Confidential Information could damage and unduly disadvantage us by providing competitors valuable insight into our expectations regarding future earnings from planned and anticipated production and operational results. This damage would be further compounded by requiring us to disclose this information each year, which would enable competitors to compare changes in target levels from one year to the next to evaluate our expectations of financial performance on an annual basis. Competitors’ behavior could be influenced in any number of ways to gain a competitive advantage and conversely disadvantage us through the use of Confidential Information.

Our business is extremely competitive and requires operational planning and economic outlays. By providing Confidential Information to our competitors, we potentially strengthens our competitors’ ability to make more fully informed decisions and commitments that are more likely to weaken our competitive position. We believe that the disclosure of the Confidential Information will not only advantage our competitors and disadvantage us, but also will be detrimental to the interests of both our present and potential investors by reducing our competitive advantage and thus reducing our value as an investment to current or potential shareholders.

In addition, we do not believe that the Confidential Information is material or necessary to an understanding of our compensation policies and decisions regarding the named executive officers. We also believe that disclosure of the Confidential Information before the performance period is complete could easily be misunderstood or unduly relied upon by the public, and would cause competitive harm to us. As previously disclosed on page 21 of the 2008 proxy statement, the Performance Shares component of the LTEP awards represents only one-third of the total value of the awards. The remaining two-thirds of the LTEP awards are subject to service-based vesting and the future performance of our common stock. Furthermore, the LTEP awards themselves are but one of several components to a named executive officer’s target overall compensation (further reducing the materiality of this disclosure).

Securities and Exchange Commission

February 27, 2009

We do not believe that specifying the target levels established for future, not-yet completed periods would provide information that is material or necessary to an understanding of the LTEP program. We believe that disclosing projections in the proxy statement would not aid the public in understanding our compensation policies and decisions regarding the named executive officers.

We do not provide long-term earnings projections to the public due to the fact that projections made over such a long period can easily be misunderstood and unduly relied upon. In the leaf tobacco merchant and processing industry, earnings projections are not customarily disclosed by companies. The balance between supply and demand for leaf tobacco is highly volatile and unpredictable, and costs are difficult to predict. Projections of expected earnings growth are forward-looking in nature, subject to a number of assumptions that are based on facts and conditions as they exist at the time such statements are made as well as predictions as to future facts and conditions, the accurate prediction of which may be difficult and involve the assessment of circumstances and events beyond our control. Due to the fact that there is uncertainty inherent in every three-year projection, we do not believe it is appropriate to provide earnings projections to the public.

We believe that current disclosures in our 2008 proxy statement with respect to the LTEP program provide the public with sufficient information to understand how difficult it will be for an executive to achieve the targeted pay-out of the cash for the relevant performance periods. We will, however, discuss in our 2009 proxy statement how difficult it will be for us to achieve the 2009-2011 adjusted earnings per share performance measure. If we were to have included this information in our fiscal year 2008 proxy statement, the following disclosure would have been provided:

“The threshold level of 2009-2011 adjusted earnings per share performance was set based on a level of performance that was believed to be probable of achievement. The target level of 2009-2011 adjusted earnings per share performance was set based on a level of performance that was believed to be aggressive, but obtainable. The maximum level of 2009-2011 adjusted earnings per share performance was set based on a level of performance that was believed to be realizable upon the actualization of exceptional performance.”

In addition, we will disclose the target levels of performance for the three-year performance period when it expires. For example, following the completion of the 2009-2011 performance period, we will disclose such target levels of performance for such period in our 2011 proxy statement. This would be consistent with our practices with respect to disclosing performance targets for annual cash incentive awards. Such targets

Securities and Exchange Commission

February 27, 2009

are based on adjusted earnings per share targets and economic profit targets for the fiscal year. We concluded that disclosure of such targets in advance would create a competitive disadvantage for the same reasons stated above. Instead, we disclose the target values at the end of the annual period under review (see page 19 of our proxy statement), and we will provide a similar disclosure for Performance Share targets upon the conclusion of the performance period thereof.

* * * *

In connection with our response to the comments of the Staff set forth herein, we acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 254-1371.

Sincerely,

/s/ Robert M. Peebles
Robert M. Peebles Controller and Chief Accounting Officer

cc: Preston D. Wigner, Esq.